Exhibit 99.1

Youku Tudou Expands Leadership Team with Two New Executive Hires

BEIJING, China, October 8, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced the addition of two members to its leadership team - Teddy Gu as Chief Product Officer, and Jerry Li as Senior Vice President.

As Chief Product Officer, Teddy Gu will be responsible for the Group’s product strategy and operations, and drive the Group’s direct-to-consumer businesses. Teddy Gu has become Youku Tudou’s first CPO since its founding.

Teddy Gu worked at Tencent for a decade, responsible for Tencent’s key services including QQ members, QQ Show, and e-Commerce. Teddy had held senior positions including the Chief Marketing Officer of 51Buy, a business-to-consumer branch of Tencent, and Deputy General Manager of Tencent’s e-Commerce business, etc. Teddy most recently served as Vice President of JD.com, overseeing its wireless business.

Teddy graduated from the Beijing University of Post & Telecommunications majoring in business administration.

As Senior Vice President, Jerry Li will be responsible for Youku Tudou’s Talent Management and Corporate Business Development. Before joining Youku Tudou, Jerry was Vice President of AsiaInfo Group, responsible for talent management, organizational development and driving key investment projects in start-up companies in mobile Internet, cloud computing and big data. At AsiaInfo, Jerry was also responsible for managing the human resource integration of AsiaInfo and Linkage, a merger of equals involving almost 10,000 employees, and post-merger organizational transformation of the group.

Jerry graduated from Tianjin University with a Bachelor’s degree in engineering. He also earned an MBA from China Europe International Business School (CEIBS), and received Master’s degree diploma in Organization & Human Resource Management (OHRM) from Hong Kong University.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Jay Chen

Communications Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 7161

Email: jaychen@youku.com